

June 10, 2010

By U.S. mail and facsimile to (215) 698-9904

Mr. Timothy J. Donahue, Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

      RE: Crown Holdings, Inc.
               Form 10-K for the fiscal year ended December 31, 2009
               Filed March 1, 2010
               File No. 0-50189

Dear Mr. Donahue:

      We have reviewed your response letter dated May 26, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 28

Critical Accounting Policies, page 39

1. We have read your response to comment 1 in our letter dated May 4, 2010. As previously requested, please disclose in future filings your average settlement amounts per claim in MD&A for each period presented, as "average settlement amount per claim" is a specifically identified disclosure in Question 3 of SAB Topic 5:Y.

2. In your response to comment 1, you have identified "claims alleging serious disease" as a primary cause of the increased average settlement cost per claim. It is unclear how a reader can understand the impact of this known risk factor on the registrant's loss exposure absent quantification. Please distinguish in future filings the types of serious diseases, such as mesothelioma, lung cancer, other cancers, etc., and provide relevant quantifications for each type of serious disease, such as number of claims filed and settled, for the periods presented.

Mr. Timothy J. Donahue
Crown Holdings, Inc.
June 10, 2010
Page 2

3. We have read your response to comment 2 in our letter dated May 4, 2010. Please include in future filings, beginning with the June 30, 2010 Form 10-Q in the Asbestos-Related Liabilities" footnote, the quantified disclosure proposed in your response, as well as the additional clarifying language you have provided regarding the claims filed after 1964, e.g., your primary defense is the date of alleged first exposure, etc. Also, please disclose whether you believe an adverse ruling in post-1964 claims filed in states other than Texas and Pennsylvania would have a material adverse impact on the Company.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief